February 8, 2007

Mr. Brad Skinner

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Room 4561

Washington, D.C.  20549

RE:	iMergent, Inc.
Form 8-K Furnished on September 7, 2006
Form 8-K Furnished on November 7, 2006
File No. 001-32277
Letter dated November 3, 2006

Dear Mr. Skinner:

We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated November 3, 2006 relating to iMergent, Inc.’s (the “Company’s”) Form 8-K furnished on September 7, 2006 and Form 8-K furnished on November 7, 2006 (collectively, the “Form 8-K”).

In this letter, we have recited the comments from the Staff in bold type and have followed the comments with the Company’s responses.  Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Form 8-K.

Form 8-K Furnished (Filed) November 7, 2006

1.                                      We note that your presentation includes several non-GAAP measures including net dollar volume of contracts written and adjusted amounts for cost of product and other revenue, selling and marketing expense, income before income tax provision, income tax provision, net income and earnings per share. Please revise your disclosures to provide substantive disclosures complying with Item 10(e)(1)(i) of Regulation S-K and Question 8 of the FAQ for each individual measure. Note that we do not consider brief footnotes that identify adjustments to the GAAP amounts to be sufficient for these purposes. In addition, revise to provide descriptive captions for each measure rather than simply labeling each as “non-GAAP.”

We have revised our disclosures to comply with Item 10(e)(1)(i) of Regulation S-K and Question 8 of the FAQ for each individual measure.  In addition, we have provided descriptive captions for each measure rather than labeling each as “non-GAAP”.  Our revised presentation and disclosures are attached as Exhibit A for your reference.

2.                                      We note that your adjustments to GAAP revenue appear to be directed at reporting results similar to those that would exist if cash was paid upon signing of your extended payment term arrangements. Please explain to us how you evaluated the impact of the interest income that remains in your non-GAAP results given the nature of these adjustments. In addition, explain how you determined that additional adjustment or disclosure was not necessary to address interest income.

The non-GAAP measures presented in the Form 8-K do not assume that cash was paid upon signing of our extended payment term arrangements.  Rather, the non-GAAP measures presented in the Form 8-K assume that the extended payment term arrangements are recognized as revenue (net of estimated bad debts, discounts incurred on sales of trade receivables, and estimates for customer returns) at the time of sale.  Consequently, interest income would appropriately remain in our non-GAAP results given the nature of these adjustments.  In order to improve the transparency of the non-GAAP presentation, we will provide additional disclosure in the Form 8-K to clarify the nature of the adjustments to GAAP revenue to derive the non-GAAP measures.  Our revised presentation and disclosures are attached as Exhibit A for your reference.

3.                                      We note that your reconciliation from GAAP revenue to net dollar volume of contracts involves reversing the vast majority of GAAP revenue and replacing it by adding the dollar value of contracts signed during the period. We believe that this may give the unwarranted impression that you are re-casting your financial statements using a comprehensive set of accounting principles other than generally accepted accounting principles. Please revise your presentation to reconcile between these two amounts by showing the net adjustments made or explain to us why you believe that your reconciliation complies with Item 10(e)(1)(i)(B) of Regulation S-K.

We will revise our presentation to reconcile from GAAP revenue to net dollar volume of contracts written by showing the net adjustments made.

4.                                      Please describe to us the “certain expenses” that are deferred during the three-day return period and refer to the authoritative literature that supports your accounting.

The “certain expenses” that are “deferred” during the three-day return period consist of: 1) sales commissions; 2) software royalties; and 3) advertising costs.

Sales commission expense and software royalties expense are incurred upon the determination of a final sale, i.e. when customer acceptance occurs after the expiration of the three-day return period.  Consequently, we do not incur an obligation to pay the sales commission or the software royalties until after the expiration of the three-day return period.  Statement of Financial Accounting Concepts No. 6, Elements of Financial Statements, indicates that liabilities are not recognized until an obligation is incurred.  Therefore, sales commissions and software royalties are recognized as expense after the expiration of the three-day return period.

As disclosed in footnote 2(u) of our consolidated financial statements for the year ended June 30, 2006 as contained in our annual report on Form 10-K, we account for direct-response advertising costs in accordance with SOP 93-7, Reporting on Advertising Costs.  Paragraph 47 of SOP 93-7 states that deferred advertising costs should be amortized “using the ratio that current period revenues for the direct-response advertising cost pool bear to the total of current and estimated future period revenues for that direct-response-advertising cost pool.”  Consequently, direct-response advertising costs are deferred and recognized proportionately with the related revenues in accordance with SOP 93-7.

You may contact me at (801) 431-4522 if you have any questions regarding these responses to your comments.

Very truly yours,

Robert Lewis

Chief Financial Officer

iMergent, Inc.

EXHIBIT A

NON-GAAP MEASURES

The following non-GAAP measures assume:

•                  The Net Dollar Volume of Contracts Written is recognized as revenue at the time of sale;

•                  Certain corresponding cost of revenue and selling and marketing expenses are also recognized at the time of sale; and

•                  The income tax provision is based upon an estimated federal, state, and foreign statutory blended rate of 40%.

Net Dollar Volume of Contracts Written

Until the change in our business model in late December 2005, the Company recognized product and other revenue ratably over a period of five years and not at the time contracts were written.  Effective December 2005, the Company began recognizing product and other revenue after the expiration of the three-day cancellation period for contracts written for which cash payments were received.  For products purchased by customers under extended payment term arrangements, the Company continues to defer and recognize revenue as cash payments are received from customers, typically over two years.

Because of the changes in the Company’s revenue recognition policies resulting from the change in business model noted above and due to the Company’s growth, management believes that the Net Dollar Volume of Contracts Written is a consistent and relevant measure to understand the operations of the Company.  Net Dollar Volume of Contracts Written represents the gross dollar amount of contracts executed during the period less estimates for bad debts, discounts incurred on sales of trade receivables (financial discounts), and estimates for customer returns.  Net Dollar Volume of Contracts Written is not equivalent to revenue recognized in accordance with US GAAP.  In contrast, revenue recognized in accordance with US GAAP consists of cash contracts written net of estimated customer returns plus actual cash collections on financed contracts.  Actual collections on financed contracts and customer returns may differ materially from original estimates.  However, the Company has several years of experience with the financing arrangements and products and services offered to its customers.  Consequently, management believes it has a reasonable basis for its estimates.

Management uses the following non-GAAP measures to evaluate the results of the Company’s operations because Net Dollar Volume of Contracts Written is the primary factor that influences cost of revenue and selling and marketing expenses, which are typically recognized at the time the contract is written but no later than the expiration of the customer’s three-day cancellation period.  Consequently, management measures the Company’s operating performance and sets its future operating budgets based upon the Net Dollar Volume of Contracts Written during the period.

The following non-GAAP measures assume that the Net Dollar Volume of Contracts Written is recognized as revenue at the time of sale, regardless of the three-day cancellation period.

Certain Costs of Revenue and Selling and Marketing Expenses

The Company recognizes sales commissions and software royalties as costs of revenue at the time the related sales are deemed final, i.e. upon expiration of the customers’ three-day cancellation period in accordance with U.S. GAAP.  Additionally, the Company recognizes direct-response advertising costs as selling and marketing expenses in accordance with SOP 93-7 as the related cash sales are recognized as revenues.

Because the following non-GAAP measures assume that Net Dollar Volume of Contracts Written is recognized as revenue at the time of sale, the non-GAAP measures also assume that the related costs described above are recognized as expenses at the time of sale, regardless of the three-day cancellation period.

The Company conducted multiple workshops during the last three business days of September 2006.  Consequently, $1,540,000 of cash sales were deferred and recognized in October 2006.  Additionally, the related costs of revenue totaling $237,000 and the related selling and marketing expenses totaling $450,000 were recognized in October 2006.  No workshops were conducted during the last three business days of September 2005, December 2005, or December 2006.

Income Tax Provision

Due to the change in business model in December 2005, the Company determined that it was more likely than not that $11,877,000 of its net deferred income tax assets, which had a valuation allowance against them, would be realized.  The benefit recorded upon the removal of the corresponding valuation allowance was partially offset by an income tax provision of $174,000, resulting in a net income tax benefit of $11,703,000 during the quarter ended December 31, 2005.

Due to management’s increased taxable earnings projections and discrete event developments in the resolution of certain contingencies during the current quarter, the Company determined that it was more likely than not that its remaining deferred income tax assets of $7,746,000 would be realized.  The benefit resulting from the removal of the corresponding valuation allowance was partially offset by an income tax provision of $2,558,000, resulting in a net income tax benefit of $5,188,000 during the quarter ended December 31, 2006.

The Company expects to recognize income tax expense commensurate with federal, state, and foreign statutory rates in periods subsequent to December 2006.  Consequently, the following non-GAAP measures assume an income tax provision based upon an estimated federal, state, and foreign statutory blended rate of 40%.  Because of the change in business model in December 2005 and the resulting impacts on income tax provision/benefit mentioned above, management believes that this non-GAAP measure provides a consistent and relevant metric to understand the operations of the Company.

Reconciliation of Net Dollar Volume of Contracts Written

The following tables summarize the activity within deferred revenue and the Net Dollar Volume of Contracts Written during the three and six months ended December 31, 2006 and 2005, and reconciles the Net Dollar Volume of Contracts Written (NDVCW) with US GAAP revenue as reported in the Company’s financial statements.

	Three Months Ended December 31,		Six Months Ended December 31,
	2006	2005	2006	2005
	(in thousands)
Deferred revenue, beginning of period	$32,189	$119,644	$28,757	$114,050
Less: Cash product sales during the last three business days of September 2006	(1,540)	—	—	—
Remaining net change in deferred revenue	3,476	(95,388)	5,368	(89,794)
Deferred revenue, end of period	$34,125	$24,256	$34,125	$24,256

	2006	2005	2006	2005
	(in thousands)
Total revenue recognized in financial statements in accordance with US GAAP	$35,675	$120,495	$64,684	$131,888
Less: Cash product sales during the last three business days of September 2006	(1,540)	—	—	—
Remaining net change in deferred revenue	3,476	(95,388)	5,368	(89,794)
Net Dollar Volume of Contracts Written, non-GAAP	$37,611	$25,107	$70,052	$42,094

iMERGENT, INC. AND SUBSIDIARIES

GAAP to Non-GAAP Reconciliation Tables

(Dollars in thousands, except per share data)

(unaudited)

	Three Months Ended December 31, 2006
	GAAP	Adj.		Expense assuming NDVCW is recognized as revenue and related expenses are recognized at time of sale (Non-GAAP).
Cost of product and other revenue	$11,375	$(237	)(1)	$11,138
Selling and marketing	15,331	(450	)(1)	14,881

	Three Months Ended December 31, 2006
	GAAP	Adj.		Assumes NDVCW is recognized as revenue and related expenses are recognized at time of sale, including income taxes at 40 percent (Non-GAAP).

Income before income tax benefit (provision)	$6,515	$2,623	(2)	$9,138
Income tax benefit (provision)	5,188	(8,843	)(3)	(3,655)
Net income	$11,703	$(6,220)		$5,483

Net income per common share:
Basic	$0.95			$0.44
Diluted	$0.90			$0.42
Weighted average common shares outstanding:
Basic	12,365,203			12,365,203
Diluted	13,061,113			13,061,113

	Three Months Ended December 31, 2005
	GAAP	Adj.		Assumes NDVCW is recognized as revenue and related expenses are recognized at time of sale, including income taxes at 40 percent (Non-GAAP).

Income before income tax benefit (provision)	$99,487	$(95,388	)(4)	$4,099
Income tax benefit (provision)	11,703	(13,343	)(3)	(1,640)
Net income	$111,190	$(108,731)		$2,459

Net income per common share:
Basic	$9.16			$0.20
Diluted	$8.92			$0.20
Weighted average common shares outstanding:
Basic	12,133,930			12,133,930
Diluted	12,459,597			12,459,597

iMERGENT, INC. AND SUBSIDIARIES

GAAP to Non-GAAP Reconciliation Tables

(Dollars in thousands, except per share data)

(unaudited)

	Six Months Ended December 31, 2006
	GAAP	Adj.		Assumes NDVCW is recognized as revenue and related expenses are recognized at time of sale, including income taxes at 40 percent (Non-GAAP).
Income before income tax benefit (provision)	$10,402	$5,368	(4)	$15,770
Income tax benefit (provision)	3,629	(9,937	)(3)	(6,308)
Net income	$14,031	$(4,569)		$9,462

Net income per common share:
Basic	$1.13			$0.77
Diluted	$1.07			$0.72
Weighted average common shares outstanding:
Basic	12,365,841			12,365,841
Diluted	13,060,096			13,060,096

	Six Months Ended December 31, 2005

	GAAP	Adj.		Assumes NDVCW is recognized as revenue and related expenses are recognized at time of sale, including income taxes at 40 percent (Non-GAAP).
Income before income tax benefit (provision)	$94,127	$(89,794	)(4)	$4,333
Income tax benefit (provision)	11,545	(13,278	)(3)	(1,733)
Net income	$105,672	$(103,072)		$2,600

Net income per common share:
Basic	$8.71			$0.21
Diluted	$8.46			$0.21
Weighted average common shares outstanding:
Basic	12,133,032			12,133,032
Diluted	12,489,110			12,489,110

(1)             Represents certain expenses, described above, related to revenues that were deferred to October 2006 as a result of workshops conducted during the last three business days of September 2006.

(2)             Represents the net adjustment to revenues of $1,936,000 to derive the Net Dollar Volume of Contracts Written during the period (including $1,540,000 of cash sales that were deferred to October 2006 as a result of workshops conducted during the last three business days of September 2006), and the adjustments to expenses noted above in cost of product and other revenues of $237,000 and selling and marketing expenses of $450,000.

(3)             Represents the adjustment necessary to recognize the income tax provision based upon an estimated federal, state, and foreign statutory blended rate of 40%.

(4)             Represents the adjustment to revenues to derive the Net Dollar Volume of Contracts Written during the period.